Exhibit 99.1

EIGHTH AMENDING AGREEMENT

THIS AGREEMENT is executed and delivered as of December 16, 2010 and made and effective as of January 1, 2011

BETWEEN:

BAYTEX ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),

OF THE FIRST PART,

- and -

THE TORONTO-DOMINION BANK, BNP PARIBAS (CANADA), UNION BANK, CANADA BRANCH, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA, ROYAL BANK OF CANADA, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH), and CREDIT SUISSE AG, TORONTO BRANCH (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),

OF THE SECOND PART,

- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE THIRD PART.

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.           Interpretation

1.1           In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.

"Arrangement" means the arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) set forth in the Plan of Arrangement (2010).

"Arrangement Agreement" means the arrangement agreement made as of October 25, 2010 among Baytex Trust, the Borrower, Baytex ExchangeCo Ltd. and the Parent, pursuant to which the parties thereto have proposed to implement the Arrangement, as amended by the amending agreement dated December 9, 2010.

"Credit Agreement" means the amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007, between the Borrower, the Lenders and the Agent, as amended by the first amending agreement made as of June 4, 2008, the second amending agreement made as of May 7, 2009, the third amending agreement made as of May 29, 2009, the fourth amending agreement made as of July 29, 2009, the fifth amending agreement made as of September 1, 2009, the sixth amending agreement made as of June 28, 2010 and the seventh amending agreement made as of August 30, 2010.

"Final Order" means the final order of the Court of Queen's Bench of Alberta approving the Arrangement and to be granted pursuant to the provisions of the Business Corporations Act (Alberta), as such order may be affirmed, amended or modified by any court of competent jurisdiction.

"Parent" means Baytex Energy Corp., a corporation incorporated under the Business Corporations Act (Alberta).

"Plan of Arrangement (2010)" means the Plan of Arrangement as defined in the Arrangement Agreement.

1.2           Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement, as amended by this Agreement.

1.3           The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4           This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5           The following schedules are annexed hereto and are incorporated by reference and deemed to be part hereof:

Schedule A – Lenders and Commitments; and

Schedule B – Form of Confirmation of Guarantee and Security.

2.            Amendments and Supplements.

2.1           Increase in Syndicated Facility.  The existing definition of "Syndicated Facility" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete "Cdn.$525,000,000" where it appears in the second line thereof and to substitute therefor the amount of "Cdn.$600,000,000".  The parties hereto hereby confirm and agree that the maximum principal amount of the Syndicated Facility is hereby increased to Cdn.$600,000,000 from Cdn.$525,000,000.

2.2           Increase in Borrowing Base.  The Lenders hereby confirm and agree that as of the date hereof the Borrowing Base has been determined to be Cdn.$625,000,000.

2.3           Changes in Pricing.  The definition of "Applicable Pricing Rate" contained in Section 1.1(1) of the Credit Agreement is hereby amended to delete the table contained therein in its entirety and to substitute the following table therefor:

Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans and U.S. Base Rate Loans	Margin on LIBOR Loans, Acceptance Fees for Bankers' Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Credit Facility
less than 1.0:1.0	[INTEREST RATES HAVE BEEN REDACTED]
equal to or greater than 1.0:1.0 and less than 1.5:1.0
equal to or greater than 1.5:1.0 and less than 2.0:1.0
equal to or greater than 2.0:1.0 and less than 2.5:1.0
equal to or greater than 2.5:1.0

2.4           New Schedule A, Revised Syndicated Facility Commitments.  Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto, inter alia, to reflect the change of the Syndicated Facility Commitments of certain Lenders to the amount set forth opposite their names on such new Schedule A.

2.5           Amendments to Definitions.

(a)	Subparagraph (a) of the definition of "Change of Control" in Section 1.1(1) of the Credit Agreement shall be deleted in its entirety and replaced with the following:

"(a)
any person or persons acting jointly or in concert (within the meaning ascribed to such phrase in the Securities Act (Alberta)) shall beneficially own or control, directly or indirectly, Voting Shares in the capital of the Parent which have or represent more than 50% of all the votes entitled to be cast by shareholders for an election of the board of directors of the Parent;"

(b)	The following new definition of "Parent" shall be added to Section 1.1(1) of the Credit Agreement in the appropriate alphabetical order:

"Parent" means Baytex Energy Corp., a corporation incorporated under the Business Corporations Act (Alberta).

(c)	The definition of "Material Contracts" in Section 1.1(1) of the Credit Agreement shall be deleted in its entirety and the provisions thereof which refer thereto shall be interpreted accordingly.

2.6           References to Baytex Trust and Trust Units.  Section 1.7 of the Credit Agreement shall be deleted in its entirety and replaced with the following:

"1.7           References to Baytex Trust and Trust Units

(1) All references herein to "Baytex Trust" or to representations and warranties by, covenants of, actions and steps by, or the performance of the terms and conditions of Documents by "Baytex Trust" shall be and shall be construed as being to or by the Parent.

(2) All references herein to "trust units" or "units" of or in Baytex Trust herein shall be deemed to refer to "Voting Shares" of the Parent, and all references herein to "unitholders" of Baytex Trust shall be deemed to be references to "shareholders" of the Parent."

3.           Funding of Loans to Reflect Revised Commitments

3.1           Funding of Outstanding Loans under the Syndicated Facility.  In order to give effect to the amendments set forth in Section 2.1, upon the satisfaction of the conditions precedent set forth below, the Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be required by the Agent or any of the Lenders (including the assignment of interests in, or the purchase of participations in, existing Loans) to give effect to the foregoing increase in the Syndicated Facility and to ensure that the aggregate Obligations owing to each Lender under the Syndicated Facility are outstanding in proportion to each Lender's Rateable Portion of all outstanding Obligations under the Syndicated Facility after giving effect to such increase.

4.           Fees Payable in Respect of Increase in Commitments and in Respect of Existing Commitments.

The Borrower hereby agrees to pay to the Agent, for each Lender, a fee in Canadian Dollars in an amount equal to [FEE AMOUNT HAS BEEN REDACTED] of the increase in the aggregate Commitments of each Lender.

5.             Representations and Warranties

The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of its jurisdiction of amalgamation and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or of any material agreement, lease, licence, permit or other instrument to which the Borrower or any of its Subsidiaries is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the consent or approval of any Governmental Authority or any other party.

(d)	Credit Agreement Representations and Warranties

Each of the representations and warranties of the Borrower set forth in Section 9.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof.

(e)	No Default

No Default or Event of Default has occurred or is continuing.

(f)	ExchangeCo/Exchangeable Borrower Shares

All of the Exchangeable Borrower Shares are directly held by Baytex ExchangeCo Ltd., which is a Wholly Owned Subsidiary of the Parent.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' Counsel.  Such representations and warranties shall survive until the Credit Agreement has been terminated.

6.           Conditions Precedent

The amendments and supplements to the Credit Agreement contained herein shall be effective as of January 1, 2011 and upon, and subject to, the satisfaction of the following conditions precedent on or before January 7, 2011:

(a)	the Borrower shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 4 hereof;

(b)
the Plan of Arrangement (2010) shall have been completed in accordance with the terms set forth therein (and without material amendment thereto) and the Borrower shall be a Wholly Owned Subsidiary of the Parent;

(c)
each Material Subsidiary that remains after the Plan of Arrangement (2010) has been completed (except Baytex Luxembourg and the Borrower) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule B;

(d)
the Parent shall have fully executed and delivered to the Agent: (i) new Security; (ii) a subordination agreement (in form and substance substantially the same as the Subordination Agreement (Baytex Trust), with such conforming changes as the Agent may require, acting reasonably); and (iii) a guarantee (in form and substance substantially the same as the Baytex Trust Guarantee, with such conforming changes as the Agent may require, acting reasonably), each in form and substance satisfactory to the Lenders (acting reasonably), and all registrations, filings and recordings necessary or desirable (as determined by the Lenders' Counsel, acting reasonably) in connection with such Security shall have been made and completed;

(e)
the Parent and each Material Subsidiary that remains after the Plan of Arrangement (2010) has been completed (other than Baytex Luxembourg) shall have delivered to the Agent, if applicable, a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation, certified copies of its constating documents, by-laws and other organizational documents (or a certification there have been no changes thereto (i) in respect of Baytex Marketing Ltd., since November 29, 2007, (ii) in respect of Baytex U.S., since June 28, 2010; and (ii) in respect of Baytex Oil & Gas Ltd. and Baytex Energy Partnership, since June 4, 2008) and the resolutions authorizing the Documents to which it is a party and the transactions thereunder and an officers' certificate as to the incumbency of the officers thereof signing the Documents to which it is a party;

(f)
the Borrower shall have delivered to the Agent a current certificate of status, compliance or good standing, as the case may be, in respect of its jurisdiction of incorporation and an officer's certificate, which shall be in form and substance satisfactory to the Agent and Lenders' Counsel, each acting reasonably, attaching: (i) the articles and by-laws of the Borrower (or a certification that there have been no changes to thereto since June 28, 2010); (ii) the resolutions authorizing the Documents to which it is a party and the transactions thereunder; and (iii) the Final Order and certifying: (A) the incumbency of the officers thereof signing the Documents to which it is a party; (B) each of the matters set forth in clauses (i), (ii), and (vi), (vii), (viii) and (ix) of Section 10.2.2 of the Credit Agreement; (C) that the Plan of Arrangement (2010) has been completed in accordance with the terms set forth therein and the Borrower is a Wholly Owned Subsidiary of the Parent; and (D) that each of the representations and warranties set forth in Section 9.1 of the Credit Agreement is true and correct in all material aspects as of January 1, 2011 taking into account the amendments effected hereby and that the Parent has not yet delivered any financial statements pursuant to Section 9.1(k) of the Credit Agreement.

(g)
the Agent and the Lenders shall have received legal opinions from counsel to the Borrower, the Parent and each Material Subsidiary (other than Baytex U.S. and Baytex Luxembourg) respecting this Agreement, the Documents to be entered into pursuant to this Agreement (including the Documents referenced in clauses (c) and (d) above) and the transactions contemplated hereby in form and substance satisfactory to the Lenders in their sole discretion; and

(h)
receipt by each Lender, as applicable, of all information, including supporting documentation and other evidence, reasonably requested by any such Lender or the Agent pursuant to any anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws at least 5 Business Days prior to December 31, 2010.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

7.           Confirmation of Credit Agreement and other Documents

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of January 1, 2011 upon satisfaction of the conditions precedent set forth in Section 6 hereof.

8.           Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9.           Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10.           Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.  Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BAYTEX ENERGY LTD.

Date	By:	(Signed) "Derek Aylesworth"
Name: Derek Aylesworth
Title: Chief Financial Officer

LENDERS:
THE TORONTO-DOMINION BANK

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

BNP PARIBAS (CANADA)

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

UNION BANK, CANADA BRANCH

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

THE BANK OF NOVA SCOTIA

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

NATIONAL BANK OF CANADA

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

ROYAL BANK OF CANADA

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

CREDIT SUISSE AG, TORONTO BRANCH

By:	(Signed)
Name:
Title:

By:	(Signed)
Name:
Title:

AGENT:
THE TORONTO-DOMINION BANK, in its capacity as Agent

By:	(Signed)

SCHEDULE A

LENDERS AND COMMITMENTS

Commitments
Lender	Operating Facility Commitment	Syndicated Facility Commitment
The Toronto-Dominion Bank	[Redacted]	[Redacted]
BNP Paribas (Canada)	[Redacted]	[Redacted]
Union Bank, Canada Branch	[Redacted]	[Redacted]
The Bank of Nova Scotia	[Redacted]	[Redacted]
Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]
National Bank of Canada	[Redacted]	[Redacted]
Royal Bank of Canada	[Redacted]	[Redacted]
Société Générale (Canada Branch)	[Redacted]	[Redacted]
Credit Suisse AG, Toronto Branch	[Redacted]	[Redacted]
Total	Cdn.$25,000,000	Cdn.$600,000,000

SCHEDULE B

FORM OF CONFIRMATION OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders and Hedging Affiliates
AND TO:	The Toronto-Dominion Bank, as agent of the Lenders (the "Agent")

WHEREAS Baytex Energy Ltd. (the "Borrower") entered into an amended and restated credit agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006, and as further amended and restated as of November 29, 2007 between the Borrower, the Lenders and the Agent (as amended and supplemented to the date hereof, the "Credit Agreement");

AND WHEREAS the undersigned guaranteed (a) all of the Obligations of the Borrower under, pursuant or relating to the Credit Agreement and the other Documents and (b) all of the Lender Financial Instrument Obligations (collectively, the "Guaranteed Obligations"), in each case, pursuant to the guarantee made as of [●] (the "Guarantee") granted by the undersigned in favour of the Agent, the Lenders and the Hedging Affiliates;

AND WHEREAS, as collateral security for its obligations under the Guarantee, the undersigned executed and delivered to the Agent, on behalf of the Lenders and the Hedging Affiliates, a general security agreement, a demand debenture and a debenture pledge agreement each dated as of [•] (collectively, the "Security");

AND WHEREAS, pursuant to an eighth amending agreement (the "Eighth Amending Agreement") executed and delivered as of December 16, 2010 and made and effective as of the date hereof, the Borrower, the Lenders and the Agent have agreed to further amend and supplement the Credit Agreement;

AND WHEREAS the undersigned has been provided with a true, correct and complete copy of the Eighth Amending Agreement;

AND WHEREAS, pursuant to the Plan of Arrangement (2010), Baytex Trust and certain of its Subsidiaries were restructured such that Baytex Trust transferred all of its assets to Baytex Energy Corp. ("BEC"), BEC effectively assumed all liabilities of Baytex Trust and Baytex Trust was dissolved;

AND WHEREAS the undersigned wishes to confirm to the Agent, the Lenders and the Hedging Affiliates that the Guarantee and Security continue to apply to the Guaranteed Obligations of the Borrower.

IN CONSIDERATION of the sum of Cdn.$10.00 now paid by the Agent, the Lenders and the Hedging Affiliates to the undersigned and other good and valuable consideration

(the receipt and sufficiency of which are hereby conclusively acknowledged), the undersigned hereby confirms and agrees that each of the Guarantee and the Security is and shall remain in full force and effect in all respects notwithstanding: (a) the amendment of the Credit Agreement and the amendments and supplements contained in the Eighth Amending Agreement; and (b) the Plan of Arrangement (2010), and shall continue to exist and apply to all of the Guaranteed Obligations of the Borrower, including, without limitation, the Guaranteed Obligations of the Borrower under, pursuant or relating to the Credit Agreement as amended by the Eighth Amending Agreement.  This Confirmation is in addition to and shall not limit, derogate from or otherwise affect any provisions of the Guarantee or Security including, without limitation, Article 2 and Article 3 of the Guarantee.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Eighth Amending Agreement, as the context requires.

DATED as of January 1, 2011.

[Insert applicable Material Subsidiary]

By:
Name:
Title:

By:
Name:
Title: